As filed with the Securities and Exchange Commission on September 12, 2007

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Registration No. 333-
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                           BABCOCK & BROWN AIR LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                     Bermuda
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                      60 Wall Street, New York, N.Y. 10005
                                 +1-212-250-9100
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             -----------------------
                              Puglisi & Associates
             (850 Library Avenue, Suite 204, Newark, Delaware 19711,
                United States of America, Tel: +1-302-738-6680)
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.                 Boris Dolgonos, Esq.
       White & Case LLP                           Weil, Gotshal & Manges LLP
     5 Old Broad Street                               767 Fifth Avenue
      London EC2N 1DW                               New York, NY 10153
     +44-20-7532-1000                                 +1-212-310-8000

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [x]


                                              CALCULATION OF REGISTRATION FEE
--------------------------------- --------------------- --------------------------- ------------------------- ----------------
                                                                 Proposed                   Proposed             Amount of
      Title of each class             Amount to be       maximum aggregate price       maximum aggregate       registration
 of Securities to be registered        registered              per unit (1)            offering price (1)           fee
--------------------------------- --------------------- --------------------------- ------------------------- ----------------
American Depositary Shares         100,000,000 American            $0.05                      $50,000              $3,070.00
evidenced by American                Depositary Shares
Depositary Receipts, each
American Depositary Share
representing one ordinary
share, par value $0.001 each,
of Babcock & Brown Air Limited
--------------------------------- --------------------- --------------------------- ------------------------- ----------------
(1)    For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                            -----------------------

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item - 1.                           Description of Securities to be Registered
                                    ------------------------------------------

                              Cross Reference Sheet

                                                                      Location in Form of Receipt
Item Number and Caption                                               Filed Herewith as Prospectus
-----------------------                                               ----------------------------
1.  Name and address of depositary                                    Face of Receipt, Introductory
                                                                      Article

2.  Title of American Depositary Receipts and identity of              Face of Receipt, Introductory
deposited securities                                                  Article

      Terms of Deposit:

      (i)   The amount of  deposited  securities  represented         Face of Receipt, Introductory
      by one unit of American Depositary Receipts                     Article, upper right corner

      (ii)  The procedure for voting, if any, the                     Reverse of Receipt, Articles 14
      deposited securities                                            and 15

      (iii) The collection and distribution of dividends              Reverse of Receipt, Article 13

      (iv)  The transmission of notices, reports and proxy            Face of Receipt, Article 5,
      soliciting material                                             Reverse of Receipt, Article 15

      (v)   The sale or exercise of rights                            Reverse of Receipt, Article 13

      (vi)  The deposit or sale of securities resulting               Face of Receipt, Article 3,
      from dividends, splits or plans of reorganization               Reverse of Receipt, Articles 13
                                                                      and 16

      (vii) Amendment, extension or termination of the                Reverse of Receipt, Articles 19,
      deposit agreement                                               20 and 21

      (viii)Rights of holders of Receipts to inspect the              Face of Receipt, Article 12
      transfer books of the depositary and the list of
      holders of Receipts

      (ix)  Restrictions upon the right to deposit or                 Face of Receipt, Articles 2, 4 and
      withdraw the underlying securities                              6

      (x)   Limitation upon the liability of the depositary           Reverse of Receipt, Articles 13,
                                                                      17, 18 and 23

3.  Fees and Charges                                                  Face of Receipt, Article 9

Item - 2.                           Available Information

    Public reports furnished by issuer              Face of Receipt, Article 12


     Babcock & Brown Air Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item - 3.                           Exhibits

         a. Form of Deposit Agreement among Babcock & Brown Air Limited (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit 1.

         b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

         c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.
                  - See (a) above.

         d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit 4.

         e.       Certification under Rule 466. - Not Applicable.

         f. Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.



Item - 4.                           Undertakings

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on the 12th day of September, 2007.


                                        Legal entity created by the
                                        agreement for the issuance
                                        of American Depositary
                                        Receipts for common shares,
                                        par value $0.001 each, of
                                        Babcock & Brown Air Limited


                                        DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                        AS DEPOSITARY

                                        By:       /s/ Jane Taylor
                                                 ---------------------------
                                        Name:    Jane Taylor
                                        Title:   Director

                                        By:       /s/ Tom Murphy
                                                 ---------------------------
                                        Name:    Tom Murphy
                                        Title:   Vice President

          Pursuant to the requirements of the Securities Act of 1933, Babcock & Brown Air Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland on the 12th day of September, 2007.

                                        BABCOCK & BROWN AIR LIMITED


                                        By: /s/ Colm Barrington
                                            ----------------------------------
                                            Name:  Colm Barrington
                                            Title: Chief Executive Officer and
                                                   Director


                                POWER OF ATTORNEY

          We, the undersigned directors of Babcock & Brown Air Limited, hereby severally constitute and appoint Colm Barrington, with full powers of substitution and resubstitution, our true and lawful attorney, with full powers to sign for us, in our names and in the capacity indicated below, the Registration Statement on Form F-6 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney, his full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he might or could do in person, and hereby ratifying and confirming all that said attorney, or his substitute, shall do or cause to be done by virtue of this Power of Attorney.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                TITLE                               DATE


/s/ Colm Barrington      Chief Executive Officer and         September 12, 2007
------------------------ Director (Principal Executive,
Colm Barrington          Financial and Accounting Officer)



/s/ Erik Braathen       Director                             September 12, 2007
------------------------
Erik Braathen




/s/ Sean Donlon         Director                             September 12, 2007
------------------------
Sean Donlon




/s/ Joseph Donovan      Director                             September 12, 2007
------------------------
Joseph Donovan




/s/ James Fantaci       Director                             September 12, 2007
------------------------
James Fantaci




/s/ Susan Walton        Director                             September 12, 2007
------------------------
Susan Walton




/s/ Steven Zissis       Director                             September 12, 2007
------------------------
Steven Zissis

Authorized Representative in the United States

Puglisi & Associates



By:  /s/ Donald J. Puglisi
    -----------------------
    Name:  Donald J. Puglisi
    Title: Managing Director
    Puglisi & Associates


Date:  September 12, 2007

                                INDEX TO EXHIBITS


Exhibit
Number         Exhibit

   1           Form of Deposit Agreement.

   4 Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.